Exhibit 99.2

18 May 2020

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF INSIDE INFORMATION.

Midatech Pharma PLC

(“Midatech” or the “Company”)

UK Placing to Raise £1.8 million

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines announces that it is raising gross proceeds of £1.8 million (before expenses) by way of a placing to investors in the UK ("UK Placing") of 6,666,666 Units (each Unit comprising one new ordinary share of 0.1p each ("Placing Share") and one warrant ("UK Warrant")) at an issue price of £0.27 per Unit. Concurrently with the UK Placing, the Company announced the pricing of a registered direct offering and concurrent private placement in the United States (the “U.S. Registered Direct Offering”) for 1,818,182 American Depositary Shares (“ADSs”) (each ADS representing five of the Company’s Ordinary Shares) and unregistered warrant to purchase ADS's ("ADS Warrants"), the details of which are set out in the announcement released by the Company earlier today.

Upon the closing of the UK Placing and U.S. Registered Direct Offering, the Company will have raised gross proceeds of £4.3 million (using a GBP:USD exchange rate of 1.2199) ("Combined Proceeds").

The issue price for each Unit represents a discount of approximately 35% to the closing middle market price of £0.415 per existing ordinary share on 15 May 2020, being the last Business Day before this announcement.

The pricing of the UK Placing is aligned to the pricing of the US Registered Direct Offering after adjusting for the one-for-five ratio of ordinary shares to ADS and the GBP: USD exchange rate.

The Placing Shares and the 9,090,910 Ordinary Shares representing the ADS's represent approximately 40 per cent. of the issued share capital of the Company as enlarged by the UK Placing and the US Registered Direct Offering.

The allotment of the Placing Shares and the allotment of the Ordinary Shares representing the ADSs and the Ordinary Shares underlying the UK Warrants and the ADS Warrants are being made pursuant to existing authorities to allot shares and other relevant securities and to disapply pre-emption rights under section 551 of the Companies Act 2006, which the Directors were given at the Company's General Meeting held on 2 March 2020.

The UK Placing is subject to the conditions outlined below and is expected to complete on or about Friday 22 May 2020.

Turner Pope Investments (TPI) Limited ("Turner Pope") acted as sole agent for the UK Placing.

Use of Proceeds

The Combined Proceeds, net of fees and expenses are expected to be approximately £3.8 million ("Aggregate Net Proceeds"). The Aggregate Net Proceeds will be used to:

•	continue to fund the clinical programme of MTX110, the Company’s product for DIPG and potentially other paediatric brain cancers;
•	the development of an internal pipeline of Q-Sphera formulations for partnering; and
•	general corporate purposes.

Taking into account available cash resources and the expected Aggregate Net Proceeds, the Company expects to have sufficient cash resources to fund operations into 2Q 2021.

Further information on the Placing and the Warrants

The Company and Turner Pope entered into a placing agreement ("Placing Agreement"), pursuant to which Turner Pope agreed to use its reasonable endeavours to procure placees pursuant to the UK Placing.

The Placing Agreement contains certain warranties and indemnities by the Company in favour of Turner Pope. It also contains provisions entitling Turner Pope to terminate the Placing Agreement prior to Admission if, among other things, a breach of any of the warranties occurs or on the occurrence of an event fundamentally and adversely affecting the position of the Company.

The Placing is also conditional upon, inter alia:

(a)	the Placing Agreement becoming unconditional in all respects (save for Admission occurring) and not having been terminated in accordance with its terms;

(b)	Admission becoming effective by no later than 8.00 a.m. on Friday 22 May 2020 (or such later time and/or date as the Company and Turner Pope may agree (being not later than 8.30 a.m. on 19 June 2020);

The UK Placing is not conditional upon the closing of the US Registered Direct Offering and the US Registered Direct Offering is not conditional upon the completion of the UK Placing.

Each UK Warrant will be exercisable into one Ordinary Share. The exercise price per UK Warrant is £0.34 (being a 26 per cent. premium to the price for each Unit) and each UK Warrant shall become exercisable only in cash during the period following the earlier of (i) the time when there is an effective registration statement to cover the ADS Warrants; and (ii) 120 days from the date of the warrant instrument adopted by the Company on 18 May 2020 (the "Warrant Instrument"), and until the expiry of the UK Warrants on the five year and six month anniversary of  the Warrant Instrument. No application will be made for the UK Warrants to be admitted to trading on AIM.

Conditional upon Admission, the Company will issue 333,333 UK Warrants to Turner Pope (“Broker Warrants”) exercisable in accordance with the terms of the Warrant Instrument.

Admission and total voting rights

Subject to all conditions being met, application will be been made for 15,757,576 new Ordinary Shares ("New Ordinary Shares") in aggregate to be admitted to trading on AIM (comprising 6,666,666 Placing Shares and 9,090,910 Ordinary Shares representing the new ADS's) (“Admission”). It is expected that settlement of the Placing Shares and the UK Warrants and Admission will take place at 8.00 a.m. on or about 22 May 2020 and that dealings in the Placing Shares will commence at that time.

When issued the New Ordinary Shares will be fully paid and will rank pari passu in all respects with the existing Ordinary Shares.

The total number of warrants to be granted upon Admission pursuant to the UK Placing and the US Registered Direct Offering is 16,545,455.

Following Admission, the Company's issued share capital will consist of 39,252,557 Ordinary Shares. There are no Ordinary Shares held in treasury. Therefore, in accordance with the FCA's Disclosure and Transparency Rule 5.6.1, the Company confirms that as at Admission, the total number of voting rights in the Company will be 39,252,557. Following Admission, this figure may be used by shareholders as the denominator for the calculations by which they determine whether they are required to notify their interest in, or a change to their interest in, Midatech under the Disclosure Guidance and Transparency Rules.

Strategic Review

The strategic review initially announced by the Company on 31 March 2020 and updated on 20 April 2020 remains ongoing. The Company remains in an "Offer Period" as defined in the Takeover Code in relation to the previously announced Formal Sale Process that is underway as part of the Company’s strategic review.

Commenting, Stephen Stamp, CEO and CFO said “Today’s combined US and UK fundraising does not change our priority, that being to extract maximum value from Midatech’s platform technologies for stakeholders. What it does do is provide us more time to deliver on some short term R&D goals and flexibility to secure long term solutions”.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (UK Placing Agent)

Andrew Thacker (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Joseph Green/ Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding statements regarding the timing and expected closing of the proposed UK Placing and U.S. Registered Direct Offering, the use of proceeds from such offerings, the strategic review and formal sale process.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

Disclosure requirements of the Takeover Code

Under Rule 8.3(a) of The City Code on Takeovers and Mergers (the "Code"), any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Takeover Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.